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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50102

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 09/30/03
(MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEADER INVESTMENTS, INC.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3939 North Wilke Road
(No. and Street)

Arlington Heights	**Illinois**	**60004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Kapsch **(847) 259-2300**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Op 12/16

LEADER INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION 1.10
UNDER THE COMMODITY EXCHANGE ACT

as of September 30, 2003
AVAILABLE FOR PUBLIC INSPECTION


SEC MAIL PROCESSING
RECEIVED
NOV 28 2003
WASH, D.C. 160 SECTION

OATH OR AFFIRMATION

I, **Richard J. Kapsch**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Leader Investments, Inc.** as of **September 30, 2003** are true and correct. I further (swear) (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Subscribed and sworn to before me this

27th day of October 2003


OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/20/04


SEC MAIL PROCESSING
RECEIVED
NOV 28 2003
WASH. D.C.
160
SECTION

Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Leader Investments, Inc.

We have audited the accompanying statement of financial condition of Leader Investments, Inc., as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Leader Investments, Inc. as of September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5(d) of the Securities and Exchange Commission and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
October 23, 2003

LEADER INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
as of September 30, 2003

ASSETS

Cash	$	465,629
Receivables from brokers and dealers		98,799
Receivables from related parties		61,918
Fixed assets (net of accumulated depreciation of $61,878)		389,463
Other assets		76,725
	$	1,092,534

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities		
Loans payable	$	63,905
Payables to related parties		2,980
Accounts payable and accrued expenses		6,847
		73,732
Stockholders' Equity		
Common Stock, no par value; 100,000 shares authorized, 10,000 shares issued and outstanding		100,000
Additional paid-in capital		1,903,633
Accumulated deficit		(984,831)
		1,018,802
	$	1,092,534

See accompanying notes.

LEADER INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of September 30, 2003

1. Organization

Leader Investments, Inc. (the "Company") was incorporated in the State of Illinois on August 18, 1994. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers. The Company is also registered with the Commodity Futures Trading Commission (the "CFTC") as a futures commission merchant and is a member of the National Futures Association. The Company solicits and accepts orders to buy or sell securities, futures contracts and commodity options but does not accept money or other assets to support such orders.

2. Summary of Significant Accounting Policies

Depreciation
Furniture, equipment and an automobile are being depreciated over the estimated useful lives of the assets using the straight-line method.

Income Taxes
The Company provides for taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

Statement of Cash Flows
For the statement of cash flows, cash is defined as cash and cash equivalents with maturities of less than three months.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Minimum Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15(c)3-1 and CFTC Regulation 1.17, and has elected to use the basic method as permitted by these rules. Under these rules, the Company is required to maintain "net capital" equal to $250,000. At September 30, 2003, the Company had net capital and net capital requirements of $438,974, and $250,000, respectively.

4. Loans Payable

The Company has two automobile loans payable. One loan bears interest at 0.90% and is due in March 2006. The second loan bears no interest and is due in October 2007. At September 30, 2003 the unpaid balance on these loans totaled $63,905.

5. Related Party Transactions

At September 30, 2003, the Company had a receivable from a related entity totaling $54,168.

At September 30, 2003, the Company had a loan receivable from an employee totaling $7,750. Additionally, the Company had payables to two other related entities totaling $2,980.

6. Concentration of Credit Risk

At September 30, 2003, a significant credit concentration consisted of cash deposited in a bank account that exceeded federally insured limits totaling $365,629, which represents approximately 35% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

7. Subsequent Event

After September 30, 2003, the Company retained counsel in regard to a government investigation. In the opinion of management, after consultation with counsel, the purpose or target of the government's investigation is not known.

SUPPLEMENTARY SCHEDULES

LEADER INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of September 30, 2003

The Company did not handle any customer cash or securities during the year ended September 30, 2003 and does not have any customer accounts.

LEADER INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of September 30, 2003

The Company did not handle any customer cash or securities during the year ended September 30, 2003 and does not have any customer accounts.

LEADER INVESTMENTS, INC.

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION as of September 30, 2003

The Company did not handle any customer cash or securities during the year ended September 30, 2003 and does not have any customer accounts.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **LEADER INVESTMENTS, INC.** as of **September 30, 2003**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)			$ 1,018,802	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital				[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities				[3530]
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (see below)	$ 579,828	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items [3450]				
	C. Aged short security differences-less reserved of [3470]		[3580]		
	number of items [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			(579,828)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			438,974	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 *(f)*):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (list)		[3736]		[3710]
10.	Net Capital			$ 438,974	[3750]
				OMIT PENNIES	

Non-Allowable Assets (Line 6A):

Receivables from brokers and dealers	$	51,722
Receivables from related parties		61,918
Fixed assets, net		389,463
Other assets		76,725
	$	579,828

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **LEADER INVESTMENTS, INC.** as of **September 30, 2003**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	4,915	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	250,000	[3760]
14.	Excess net capital (line 10 less 13)	188,974	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	431,601	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 73,732	[3790]
17.	Add:				
	A. Drafts for immediate credit	$	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]		
	C. Other unrecorded amounts (List)	$	[3820]	0	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				[3838]
19.	Total aggregate indebtedness			$ 73,732	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			16.80%	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 - by line 10 less item 4880 page 11)				[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 - by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of:A. 5% of combined aggregate debit items or $120,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1 (d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity underRule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements
not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners
securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
LEADER INVESTMENTS, INC.	**36-3971626**	**0258548**

CFTC FORM 1-FR-FCM
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 09/30/03

Net Capital

1.	Current assets (see below)					$ 512,706	[3000]
2.	Total liabilities (page 3, line 20)			$ 73,732	[3030]		
3.	Deductions from total liabilities						
	A. Liabilities subject to satisfactory subordinated agreements (page 3, line 19.A)		[3040]				
	B. Certain deferred income tax liability (see regulation 1.17(c)(4)(iv)		[3050]				
	C. Certain current income tax liability (see regulation 1.17(c)(4)9v))		[3060]				
	D. Long term debt pursuant to regulation 1.17(c)(4)(vi)		[3070]				
	E. Total deductions			( )	[3080]		
	F. Adjusted liabilities					(73,732)	[3090]
4.	Net capital (subtract line 3.F from line 1)					$ 438,974	[3100]

Charges Against Net Capital (see regulation 1.17(c)(5))

5.	Charges against inventories held, fixed price commitments, and advances against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii) for specific charge. If charge is applicable, attach statement showing calculation of charge)						[3155]
6.	Charges as specified in section 240.15c3-1(c)92)(vi) and (vii) against securities owned by firm:						
		MARKET VALUE		CHARGE			
	A. U.S. and Canadian government obligations		[3160]		[3170]		
	B. State and Municipal government obligations		[3180]		[3190]		
	C. Certificates of deposit, commercial paper and bankers' acceptances		[3200]		[3210]		
	D. Corporate obligations		[3220]		[3230]		
	E. Stocks and warrants		[3240]		[3250]		
	F. Other securities		[3260]		[3270]		
	G. Total charges (add lines 6.A. - 6.F)						[3280]
7.	Charges as specified in section 240.15c3-1(c)(2)(iv)(F)						
	A. Against securities purchased under agreements to resell						[3290]
	B. Against securities sold under agreements to repurchase						[3300]
8.	Charges on securities options as specified in section 240.15c3-1. Appendix A						[3310]

Current Assets:

Cash	$	465,629
Receivables from broker and dealers		47,077
	$	512,706

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
LEADER INVESTMENTS, INC.	**36-3971626**	**0258548**

CFTC FORM 1-FR-FCM
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 09/30/03 Continued

9.	Charges against open commodity in the IB's account A. Uncovered exchange-traded futures and granted options contracts -- percentage of margin requirements applicable to such contracts		[3350]
	B. Ten percent (10%) of the market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)		[3380]
	C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)		[3390]
10.	Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers		[3410]
11.	Deficiency in collateral for secured demand notes		[3420]
12.	Adjustment to eliminate benefits of consolidation (explain in separate page)		[3430]
13.	Total charges (add lines 5 through 12)	0	[3440]
	Net Capital Computation		
14.	Adjusted net capital (subtract line 13 from line 4)	438,974	[3500]
15.	Net capital required (show $40,000 if IB is not a member of a Designated self-regulatory organization)	250,000	[3600]
16.	Excess net capital (subtract line 15 from line 14)	$ 188,974	[3610]
	Computation of Early Warning Level		
25.	Enter 150% of line 23.E.	$ 375,000	[3620]
	EXCESS EARLY WARNING	$ 63,974	

LEADER INVESTMENTS, INC.

ADDENDUM TO FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART III as of September 30, 2003

Reconciliation Pursuant to Rule 17a-5(d)(4)

Following is a reconciliation of and explanations for differences between the unaudited FOCUS Part II and audited FOCUS Part III Report as of September 30, 2003:

Net Capital per Unaudited FOCUS Part II Report	$	459,039
Miscellaneous account reclassifications and adjustments		(20,065)
Net Capital per Audited FOCUS Part III Report	$	438,974

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Leader Invesments, Inc.

In planning and performing our audit of the statement of financial condition of Leader Invesments, Inc. (the "Company") for the year ended September 30, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not perform any testwork on the daily computations of the segregation requirements of section 4d(2) of the CFTC and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or securities during the year ended September 30, 2003.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's 'above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the proceeding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CTFC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
October 23, 2003